exhibit 8

LIST OF SUBSIDIARIES

        We have the following principal operating subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Attunity Inc.	United States	100%
Attunity (UK) Limited	United Kingdom	100%
Attunity (Hong Kong) Ltd.	Hong-Kong	100%
Attunity Israel (1992) Ltd.	Israel	100%